United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3234-0058	SEC File Number 1-10352	CUSIP Number 197779101
(Check one):	√	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:		December 31, 2007
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Columbia Laboratories, Inc.
Full Name of Registrant

Former Name if Applicable
354 Eisenhower Parkway
Address of Principal Executive Office (Street and Number)
Livingston, NJ 07039
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The annual report on Form 10-K for the year ended December 31, 2007 of Columbia Laboratories, Inc. (the “Company”) cannot be filed within the prescribed period without unreasonable effort or expense.

As more fully described in the Company's current report on Form 8-K filed March 18, 2008, the board of directors of the Company has concluded that, as a result of errors in the Company’s estimates relating to interest expense for certain financing agreements dating back to 2002 and 2003, the Company’s financial statements for certain prior periods will need to be restated. Further, because of those errors and a reclassification of the Company’s Series C Convertible Preferred Stock, the Company’s Stockholder’s Equity will be reduced from amounts previously reported or disclosed.

Until the Company’s preparation of the restated financial statements is complete and such financial statements are audited, the Company will be unable to complete and file its annual report on Form 10-K for the year ended December 31, 2007. The Company intends to file its 2007 annual report on Form 10-K on or before the fifteenth calendar day following its original due date.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

James A. Meer	973	4868860
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  Net revenues for the year ended December 31, 2007, were $29.6 million, compared to $17.4 million for the year ended December 31, 2006.
  Total operating expenses were $28.7 million in 2007, compared to $20.7 million in 2006.
  Other income and expense for 2007 was $6.2 million versus $1.3 million for 2006.
  As a result, the Company had a net loss of $14.3 million, or $0.28 per basic and diluted share, for the year ended December 31, 2007, as compared to a net loss of $12.5 million, or $0.26 per basic and diluted share, for the year ended December 31, 2006.
  As of December 31, 2007, the Company had cash and cash equivalents of $17.2 million.
  The foregoing gives effect to the changes resulting from the restatements of financial statements referred to in Part III above. Further the foregoing are estimates subject to change until the Company’s accounting review and outside audit are complete.

Columbia Laboratories, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	03- 18- 2008	By /s/	James A. Meer	Title:	Senior Vice President, Chief Financial Officer & Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).